EX-99.1.
Result of FY 2007 6th Board of Directors Meeting (October 19, 2007)
Agenda 1: Investment in other corporation
1.	Details of company concerned
—	Name of Company(Nationality): POSCO-Nippon Steel RHF Joint Venture(Republic of Korea)
—	Total Capital: KRW 39,054,900,000
—	Major Businesses: to produce and manufacture DRI/HBI
2.	Details of investment
—	The amount of investment: KRW 27,338,430,000 (0.1% of POSCO’s equity)
—	The purpose of investment: to establish and invest in the joint company for RHF business
—	The shares after investment: 70% of total equity
3.	Others
—	POSCO owns 70% and Nippon Steel Corp. owns 30% of the shares of the Joint Venture.
—	POSCO will disclose the details after the completion of establishing the Joint Venture.
•	(Rotary Hearth Furnace): ‘Green’ facility for production of DRI/HBI
Agenda 2: Disposal of Treasury Shares
1.	Details of disposal
—	The purpose of dispoal: to sell and contribute to Employee Stock Ownership Association
—	The expected number of shares: 210,960 common shares (KRW 136,322,352,000)
—	Securities company in charge: Samsung Securities
—	Date of disposal: Nov. 7, 2007
2.	Others
—	The shares and amount of disposal can be changeable depending on the actual subscription results(subscription price, subscription payment, reconciliation of a fractional share).
—	POSCO will disclose the details after the completion of subscription.

Agenda 3: Treasury Stock Specific Money Trust Contract Renewal
1.	Details of the renewal
—	The purpose of the renewal: to stabilize the share price and to enhance the stockholder’s value
—	Trust company: Hana Bank
—	The amount of contract (KRW): 195,530,703,321(before) / 362,700,000,000(after)
—	The contract period: Nov. 5, 2007 ~ May 11, 2008
—	Date of renewal: Nov. 5, 2007
2.	Others
—	The amount of contract renewal may change depending on the interest income until the maturity date(Nov. 4, 2007).
Agenda 4: Contribution Plan for POSCO Educational Foundation
1.	Details of the contribution
—	Recipient: POSCO Educational Foundation
—	Contribution amount (KRW): 10,000,000,000